UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

National Home Health Care Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636380107

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 394,048
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 394,048

11. Aggregate Amount Beneficially Owned by Each Reporting Person 394,048

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.0%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 394,048
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 394,048

11. Aggregate Amount Beneficially Owned by Each Reporting Person 394,048

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.0%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 344,602
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 344,602

11. Aggregate Amount Beneficially Owned by Each Reporting Person 344,602

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.1%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of National Home Health Care Corp. (the "Issuer"). The principal executive office of the Issuer is located at 700 White Plains Road, Suite 275, Scarsdale, NY 10583.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$3,517,941.74
DAP	Working Capital	$3,076,079.02

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

The Filers ("Lawndale") have evaluated the information National Home Health Care Corp. ("NHHC") has made public so far regarding its proposed merger (the "Merger") with affiliates of Angelo Gordon, in partnership with Eureka Capital Partners and members of management (all together the "Insider-Favored Buyers"). Based upon its initial evaluation of the available information regarding this transaction, Lawndale has several concerns including the following:

  the "process" by which the merger agreement appears to have been entered into seems fundamentally inconsistent with the board's overriding fiduciary duty to maximize shareowner value in the context of a sale of control;

  the Merger Agreement itself contains several terms that both interfere with NHHC shareowners obtaining the best and highest value for their shares and are not typical for deals of this kind; and

  the price to be paid in accordance with the merger is an unacceptably low "take-under" price, well below Lawndale's analyses of the fair value of NHHC.

On December 19, 2006, Lawndale sent a letter (a copy of which is attached as Exhibit B hereto, and incorporated by reference to this filing) to the Board of Directors of NHHC detailing its concerns, objecting to the merger consideration and process, and indicating an intent to vote against the merger and seek appraisal rights unless certain changes were made.

Lawndale's letter suggests that some of its concerns may be alleviated if:

  NHHC's Special Committee would obtain a 90-day temporary elimination of the Merger Agreement's no shop/no solicitation barrier and also instruct the Committee's Financial Advisor to overtly contact likely interested synergistic and financial parties;

  a majority vote of independent non-Insider shares was additionally required to approve the Merger.

Lawndale believes that the current Merger price range of $11.35-11.50 significantly undervalues NHHC. At a fair and appropriate valuation, Lawndale supports the sale of NHHC and believes NHHC board members have a fiduciary duty to closely and carefully consider all subsequent higher offers.

Lawndale has been and may continue to be in contact with NHHC's management, members of NHHC's Board of Directors, prospective acquirers, other shareowners, their advisors and others regarding the Merger and other alternatives that NHHC could employ to maximize shareowner value.

Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since October 20, 2006:
Name	Purchase or Sale	Date	Number of Shares	Purchase Price
DAP	S	11/20/2006	2,197	11.65
DAP	S	11/21/2006	2,204	11.72
LCM	S	11/21/2006	400	11.72
DAP	S	11/22/2006	1,500	11.76
DAP	S	11/27/2006	560	11.77
LCM	S	11/27/2006	300	11.77
DAP	P	12/6/2006	6,500	11.19
LCM	P	12/6/2006	1,000	11.19
DAP	P	12/12/2006	548	11.19
DAP	P	12/13/2006	14,000	11.20
LCM	P	12/13/2006	1,900	11.20
DAP	P	12/18/2006	24,600	11.24
LCM	P	12/18/2006	3,500	11.24

Item 6. Contracts Arrangement Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Letter from Lawndale Capital Management, LLC to the Board of Directors of NHHC dated December 19, 2006.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2006
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of National Home Health Care Corp. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 15, 2006
LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT B

LETTER TO BOARD MEMBERS OF NATIONAL HOME HEALTH CARE

Andrew Shapiro

President

December 19, 2006

To the Board Members of National Home Health Care:

Lawndale Capital Management and its affiliates have been long-term shareowners of National Home Health Care ("NHHC" or the "Company") and are now the Company's third largest independent shareowner, owning 394,048 shares, or 7.0% of NHHC's outstanding shares. We have evaluated the information the Company has made public regarding its proposed merger with affiliates of Angelo Gordon (the "Transaction Documents"), in partnership with Eureka Capital Partners and members of management (the "Insider-Favored Buyers"). Based upon this evaluation, we have several concerns including the following:

1. the "process" by which the Merger Agreement appears to have been entered into seems fundamentally inconsistent with the board's overriding fiduciary duty to maximize shareowner value in the context of a sale of control.

2. the Merger Agreement itself contains several terms that both interfere with NHHC shareowners obtaining the best and highest value for their shares and are not typical for deals of this kind; and

3. the price to be paid in accordance with the merger is an unacceptably low "take-under" price, well below our analyses of the fair value of the Company.

In aggregate, these concerns raise serious questions as to whether the Board has breached its fiduciary duties to the Company's shareowners, while also raising the issue of whether the Company's chairman, Fred Fialkow, and several of the senior executives who are expected to continue with the Company following the closing of the transaction (the "Insiders") have breached their duty of loyalty to the Company's shareowners. Unless a higher merger price develops from the Insider-Favored Buyers or an alternative bidder, Lawndale sees little alternative but to vote against this transaction and seek Appraisal Rights.

Flawed and Conflicted Process

Based upon its extensive review of the Transaction Documents, Lawndale is suspicious of the process by which this Company was sold and is skeptical that a thorough "market check," let alone a full and fair auction of NHHC, was ever conducted. Instead, the Transaction Documents show a fundamentally flawed process, where the interests of the Insiders were continually put ahead of the Company's public shareowners. For example, according to the Transaction Documents, Chairman Fred Fialkow will be provided ongoing "consulting" fees and the extension of a Company lease on his personal property. Senior executives, including Mr. Fialkow's son, are to be provided employment contracts that exceed the enhanced packages put in place just last year and also generous LLC interests in the to-be-private NHHC. The Transaction Documents do not disclose the negotiations leading to these agreements, nor do these documents provide a sufficient justification for the benefits provided to the Insiders. Rather, a review of the Transaction Documents leads inevitably to such basic questions as whether Insiders deliberately skewed the process to favor their own deal over higher bids from synergistic buyers who would likely not need to keep existing management, or even from other private equity firms not offering as much "back end" compensation, consulting fees and equity participation. We are forced to question whether, and to what extent, self-interest obstructed the Insiders from seeking the highest and best price for shareowners and instead resulted in an inequitable and fundamentally unfair transaction where the Insiders diverted the potential benefits of a sale transaction from NHHC shareowners to Insiders (presumably with the assistance and knowledge of the Insider-Favored Buyers).

Based on our inquiry of NHHC management, its counsel and our own independent research, we understand that Troutman Sanders, the Company's regular outside counsel, legally advises the "independent" Special Committee (the "Committee"). We are perplexed as to why an "independent" Committee would chose to be advised on terms of a transaction that clearly benefits Insiders by the very same legal counsel that Insiders have hired to work with regularly. Isn't this a conflict of interest and one that should and could have been avoided? This process should have had, and going forward must have, truly independent advisors and directors working on behalf of all shareowners.

Flawed Merger Agreement Terms

From Lawndale's review of the Transaction Documents, we believe the merger agreement has several terms that sustain the above-mentioned conflicts and unduly hinder NHHC shareowners from obtaining the best and highest value for their shares by narrowing the field of prospective bidders and raising the costs necessary to make a superior bid. First, the agreement contains no shop-no solicitation terms that do not allow an alternative bidder access to NHHC's internal financial information until after that prospective bidder makes a "bona fide written offer." While such terms may be appropriate in certain circumstances, given the nature of this going-private transaction where the buyer had the benefit of working with the Insiders--those most familiar with the Company--we believe these types of terms are wholly inappropriate. Before receiving sufficient information, fewer parties are likely to be comfortable providing a proposal sufficient to be deemed by the Committee and its "independent" advisors as "bona fide."

Second, the break-up fee to be paid to the Insider-Favored Buyers in the event the Committee changes its recommendation to an alternate party's superior offer appears atypically high. The calculation of this transaction's break-up fee inexplicably includes the expenses of NHHC, the seller, and not just the buyer's expenses. The likely full break-up fee of $3.55 million constitutes no less than 5.5% of the proposed gross acquisition value and over 8% of net acquisition value, adjusting for NHHC's huge $20.8 million cash stockpile. In our view, this higher-than-normal break-up fee raises the costs for any alternate party's superior bid, hurting value that ought to be afforded to NHHC's public shareowners. We feel strongly that any merger agreement should not contain terms that interfere with shareowners obtaining the best and highest value for their shares and that any board that agrees to such terms should be held accountable to the highest standards of fiduciary responsibility.

Before agreeing to a no shop/no solicitation obligation and such an excessive "break-up fee" that hinder alternative bidders with restricted information and added costs, a thorough "market check" of the proposed transaction valuation should have been performed by the Committee's financial advisor, Houlihan Lokey Howard and Zukin ("Houlihan"). Given the Insiders' self-interest and conflicts existing so far in this process, Houlihan's solicitation ought to have been broader in scope and depth than traditional checks. To date you have not provided any information on any market check effort. Our concerns on this issue may be alleviated if the Committee would obtain a 90-day temporary elimination of the no shop/no solicitation barrier and also instruct Houlihan to overtly contact likely interested synergistic and financial parties.

From our understanding of the "process" that has governed this proposed merger so far and created the terms of the merger agreement, we believe that the Special Committee may have been remiss in its fiduciary duties and acquiesced to a captive deal that unduly allocates shareowner value to the Insiders to the detriment of higher values for public shareowners.

Flawed and Unduly Low Valuation

Lawndale believes that the current merger price range of $11.35-11.50 (the "Merger Price") significantly undervalues NHHC. The Merger Price is below NHHC's publicly traded prices in the days and weeks preceding the announcement AND meaningfully below prices NHHC stock traded for only a little over a year ago (NHHC stock traded at $14/share on March 4, 2005). We also consider the proposed enterprise multiple to be unduly low, especially when cash flow is normalized to add back for non-recurring and temporary operating costs incurred in recent years as well as the excess compensation extracted each year by the Fialkow family.

We also feel the merger valuation fails to compensate shareowners for NHHC's strong balance sheet, (over $20.8 million in net cash plus net non-cash operating working capital of an additional $14.9 million). This strong balance sheet will presumably strengthen by the merger closing date, mid-next year, and provides a strong base for acquisitions of woefully undercapitalized competitors. The operating returns of this Company's non-cash assets should alone justify at least an acquisition multiple on par with that of similar publicly traded comparables. Instead, the proposed merger valuation is in fact significantly lower than even the most conservative market average. Given this observation, and in light of the current willingness of private equity investors to acquire public companies at significant premiums, it is clear that a full and fair auction of NHHC has not yet taken place.

Was it a coincidence that a valuation was locked into prior to the anniversary of many of NHHC's non-recurring operational expense items? We can understand why the Insider-Favored Buyers and Insiders would want to acquire NHHC at this opportune moment. But what we cannot understand is why an "independent" Committee would agree to such a nonsensical price, while agreeing to reduce its ability to obtain higher offers. In light of the below-average valuation provided on a temporarily depressed NHHC cash flow, and NHHC's stellar balance sheet, until details to the contrary are made public, we are suspicious that Houlihan never performed the necessary thorough "market check" before the Committee entered in questionable merger terms. And if some market check was performed, we are skeptical the check was of the scope and depth adequate for a transaction tainted by Insider self-interest and conflicts, such as this one.

With the Voting Agreement committing Chairman Fialkow's and Director Levine's stock to the transaction, unless a superior offer emerges, it seems clear to us that the proposed merger attempts to force out NHHC's minority shareowners on the cheap, truncating shareowner's participation in NHHC's rebound. If the board wanted to be fair and do its best for all shareowners, approval of the merger should additionally require a majority vote of independent non-Insider shares.

Lawndale reminds board members of their fiduciary duty to closely and carefully consider all subsequent higher offers. At a fair and appropriate valuation for NHHC, we support the sale of the Company. However, unless a higher merger price comes from the Insider-Favored Buyers or an alternative bidder, Lawndale is likely to vote against this transaction and seek Appraisal Rights to obtain what it believes is an appropriate and fair valuation for its NHHC investment.

Lawndale looks forward to NHHC disclosing additional information to help existing shareowners and prospective bidders further evaluate the proposed transaction.

Yours Sincerely,

Andrew E. Shapiro

President

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